UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077   North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
ANNUAL REPORT INDEX
December 31, 2012 and 2011

The following unaudited financial statements and other information of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates are included herewith:

•	Statements of Net Assets Available for Benefits - December 31, 2012 and 2011;

•	Statements of Changes in Net Assets Available for Benefits for the Period Ended December 31, 2012 and 2011;

•	Notes to Financial Statements - December 31, 2012 and 2011.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the period ended December 31, 2012 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2012
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
TABLE OF CONTENTS

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
FOR PUERTO RICO ASSOCIATES
REQUIRED INFORMATION

The Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan) is subject to the requirements of the Employee Retirement Security Act of 1974 (ERISA). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified accountant under 29 CFR 2520.104.46.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
	(Unaudited)	(Unaudited)
Investments, at fair value:
Participant-directed	$600,595	$487,366
Notes receivable - participant	29,601	38,975
Net assets available for benefits	$630,196	$526,341

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD ENDED DECEMBER 31, 2012 and 2011

	2012	2011
	(Unaudited)	(Unaudited)
Additions:
Contributions:
Participant	$53,954	$51,555
Employer	20,858	17,885
Total contributions	74,812	69,440
Investment income:
Interest and dividends	17,630	15,881
Net appreciation (depreciation) in the fair value of investments	24,442	(7,774)
Interest income, notes receivable - participant	1,510	1,831
Total additions	118,394	79,378

Deductions:
Benefits paid to participants	13,954	68,079
Administrative expenses	585	520
Total deductions	14,539	68,599
Net increase during the year	103,855	10,779

Net assets available for benefits:
Beginning of period	526,341	515,562
End of period	$630,196	$526,341

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2012 and 2011

(1)    Description of the Plan
The following brief description of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)    General
Effective October 1, 2008, the Plan was established for the exclusive benefit of the employees of the Diebold, Incorporated (the Employer) who reside in Puerto Rico. The Plan is subject to certain provisions of the Employee Retirement Security Act of 1974 (ERISA).

(b)    Contributions
The Plan allows each participant to voluntarily contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of $9,000 or such indexed maximum amounts permitted by the Puerto Rico Internal Revenue Code of 1994, as amended. The Employer match is set by the board of directors and is evaluated at least annually. The following table represents the Employer's Basic Matching Contribution percentage on participant pre-tax contributions up to a percentage of their compensation:

	Employees hired prior to July 1, 2003	Employees hired on or after July 1, 2003
Effective January 1, 2011 - December 31, 2011	25% of first 6%	55% of first 6%
Effective January 1, 2012 - December 31, 2012	30% of first 6%	60% of first 6%

(c)     Participants' Accounts
Each participant directs his or her contributions, as well as any employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis.

(d)    Vesting
For employees hired before July 1, 2003, a participant's pre-tax contributions and earnings, and the Employer's contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant's pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(e)    Distribution of Benefits
Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the Plan Administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer's common stock.

(f)    Notes Receivable - Participant
Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan. Interest charged, which is based on the prime interest rate plus one

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2012 and 2011

percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 6.00 percent at December 31, 2012 and December 31, 2011, respectively.

(g)    Withdrawals
A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h)    Expenses
All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i)    Forfeited Accounts
At December 31, 2012 and 2011 forfeited unvested accounts totaled $56 and $56, respectively. These accounts are used to reduce future employer contributions or administrative expenses.

(2)    Summary of Significant Accounting Policies
(a)    Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The presentation of certain prior-year information has been reclassified to conform to the current presentation.

(b)    Investment Valuation
The Plan's investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan's investment options include a collective investment trust of Diebold common shares in which the Company's defined contribution plans participate on a unit basis. Diebold common shares are traded on a national securities exchange and participation units in The Diebold Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per share of The Diebold Company Common Stock was $30.61 and $30.07 at December 31, 2012 and December 31, 2011, respectively. The valuation per unit of The Diebold Company Common Stock Fund was $10.52 and $10.35 at December 31, 2012 and December 31, 2011, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)    Notes Receivable - Participant
Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest.

(d)    Benefit Payments
Benefits are recorded when paid.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2012 and 2011

(e)    Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(3)      Investments
The following presents investments that represent five percent or more of the Plan's assets available for benefits as of December 31:

	2012		2011
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value
Vanguard Retirement Savings Trust	254,682	$254,682	204,177	$204,177
Diebold Company Stock Fund	8,315	87,469	7,490	77,524
Vanguard 500 Index Fund	549	72,138	471	54,559
Loomis Sayles Bond Fund	3,983	60,218	3,527	49,131
Vanguard Windsor II Fund	1,191	34,992	1,072	27,633
Vanguard Target Retirement 2030 Fund (1)	1,032	24,130	1,281	26,790

(1) Shown for comparative purposes only. Investment did not exceed five percent of the plan's assets as of December 31, 2012.

All investments as of December 31, 2012 and 2011 are participant-directed.

The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the Trust) option issued by the Vanguard Fiduciary Trust Company (the Trustee). The group trust contract is to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the Statements of Net Assets Available for Benefits.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Trust for fully benefit-responsive investment contracts was 2.22 percent and 3.09 percent for the years ended December 31, 2012 and 2011, respectively. The average yield earned and paid to plan participants by the Trust was 1.82 and 2.68 percent for the years ended December 31, 2012 and 2011, respectively.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2012, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2012 and 2011

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2012	2011
Balanced Funds	$6,218	$(1,736)
Bond Funds	4,477	(813)
Diebold Company Stock Fund	557	(4,915)
Stock Funds	13,190	(310)
	$24,442	$(7,774)

(4)    Fair Value Measurements
The fair value framework requires the categorization of assets and liabilities into three levels based upon the     assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Fair Value Measurements Using
	December 31, 2012	Level 1	Level 2
Balanced Funds	$63,723	$63,723	$—
Bond Funds	76,298	76,298	—
Diebold Company Stock Fund	87,469	87,469	—
Stock Funds	118,367	118,367	—
Vanguard Retirement Savings Trust	254,682	—	254,682
Money Market Funds	56	—	56
Total	$600,595	$345,857	$254,738

	Fair Value at	Fair Value Measurements Using
	December 31, 2011	Level 1	Level 2
Balanced Funds	$52,223	$52,223	$—
Bond Funds	62,297	62,297	—
Diebold Company Stock Fund	77,524	77,524	—
Stock Funds	91,089	91,089	—
Vanguard Retirement Savings Trust	204,177	—	204,177
Money Market Funds	56	—	56
Total	$487,366	$283,133	$204,233

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2012 and 2011

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market. Assets valued using level 2 inputs in the table above represent the Plan's investment in fully benefit-responsive investment contracts and money market funds. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments     in money market funds are valued at the NAV of shares held by the Plan.

During December 31, 2012 and 2011, there were not transfers between levels.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, which expanded disclosures required, including additional information about transfers between level 1 and level 2 of the fair value hierarchy and level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements including: (a) the application of the highest and best use valuation premise concepts; (b) measuring the fair value of an instrument classified in a reporting entity's stockholders' equity; and (c) quantitative information required for fair value measurements categorized within level 3. The adoption of this guidance did not have an impact on the Plan's financial statements.

(5)    Tax Status
The Department of the Treasury of Puerto Rico has determined and informed the employer by a letter dated March 17, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (Code). The Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

On January 1, 2011, Puerto Rico adopted a new tax code called the "Internal Revenue Code of a New Puerto Rico". This new Puerto Rico Code introduces numerous changes that affect employee benefits such as the Plan. The Company is working with Puerto Rico counsel to adopt all necessary provisions and file the Plan with the Puerto Rico Treasury Department (Hacienda) as required.

(6)    Plan Termination
Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(7)    Party - In - Interest Transactions
The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Prime Money Market, Vanguard PRIMECAP Fund,Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund and the Vanguard Retirement Savings Trust. The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(8)    Subsequent Events
The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. With the exception of the matching contributions noted above, there were no subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012
EIN: 34-0183970
PLAN NUMBER: 001

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	Loomis Sayles Bond Fund	Registered Investment Company	3,983	***	$60,218
*	Vanguard 500 Index Fund	Registered Investment Company	549	***	72,138
*	Vanguard International Growth Fund	Registered Investment Company	22	***	418
*	Vanguard International Value Fund	Registered Investment Company	15	***	455
*	Vanguard Prime Money Market	Registered Investment Company	56	***	56
*	Vanguard PRIMECAP Fund	Registered Investment Company	8	***	562
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	401	***	9,668
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	673	***	9,005
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	6	***	140
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	3	***	44
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	1,032	***	24,130
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	642	***	9,048
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	57	***	1,332
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	685	***	9,965
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	6	***	146
*	Vanguard Target Retirement Income Fund	Registered Investment Company	20	***	245
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	1,450	***	16,080
*	Vanguard U.S. Growth Fund	Registered Investment Company	461	***	9,802
*	Vanguard Windsor II Fund	Registered Investment Company	1,191	***	34,992
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	254,682	***	254,682
*	Diebold Company Stock Fund	Company Stock Fund	8,315	***	87,469
*	Participant Loans	1 – 5 years; 4.25% - 6.00%		**	29,601
					$630,196

*    Party-in-interest
**    The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule Line 4i
***    Information not required pursuant to instructions to Form 5500 for participant-directed funds

SIGNATURES

Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold, Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

Date: June 28, 2013	By: /s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)